Filed by Stratasys Ltd.

(Commission File No. 001-35751)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Form F-4 No. 333-272759

Subject Company: Desktop Metal, Inc. (Commission File No. 001-38835)

The following press release was issued by Stratasys Ltd. on September 19, 2023.

Stratasys Mails Letter Urging Shareholders to Vote FOR All Stratasys Proposals

Combination with Desktop Metal to Significantly Augment Stratasys’ Winning Growth Strategy

Visit www.NextGenerationAM.com for More Information

MINNEAPOLIS & REHOVOT, Israel—September 19, 2023-- Stratasys Ltd. (Nasdaq: SSYS) (“Stratasys” or the “Company”), a leader in polymer 3D printing solutions, today sent a letter reminding shareholders to vote “FOR” each of the Company’s proposals related to its previously announced merger agreement with Desktop Metal, Inc. (NYSE: DM) (“Desktop Metal”), ahead of the Stratasys Extraordinary General Meeting of Shareholders (the “Stratasys EGM”) on September 28, 2023.

The full text of the letter follows:

Stratasys has a winning growth strategy, and the proposed Desktop Metal merger significantly augments the business. We urge you to vote “FOR” each of Stratasys’ proposals at the Stratasys Extraordinary General Meeting.

Stratasys: Best Global Infrastructure in 3D Printing		Desktop Metal: Best Metal Technology for Mass Production in the Industry

•	Successfully executing our ‘North Star’ strategy, with significant progress made towards becoming a $1B standalone revenue company	●	Complementary portfolio of growth assets in highly attractive markets, such as dental and large format photopolymerization
•	Strong growth through complementary go-to-market channels	●	Innovative portfolio and technology pipeline that stands out amongst AM players with strong IP across applications
•	Strongest management team in the industry	●	A strategic customer base which includes some of the world’s most valuable technology, consumer and industrial companies
•	Well-positioned to capture the value of innovative use cases yet to be realized in Dental, Medical, Aerospace / Defense, Automotive and Fashion

Combination with Desktop Metal accelerates growth and creates a highly profitable leading Additive Manufacturing (AM) company

✓	Forms an at-scale growth AM company with increased profitability
✓	Creates the first >$1B AM company with significant opportunity to capture the value of AM for mass production
✓	Expected to generate $1.6+ billion of revenue and $300+ million of EBITDA in 2026 at base case, for a 20% pro forma EBITDA margin
✓	Well-capitalized balance sheet provides strong foundation for continued growth and innovation

Dear Stratasys Shareholder,

The Stratasys Extraordinary General Meeting of Shareholders is quickly approaching on September 28, 2023. Your Board strongly encourages shareholders to VOTE TODAY “FOR” each of Stratasys’ proposals to be considered at the Stratasys EGM.

✓	Vote “FOR” the Merger-related proposal to approve the Desktop Metal transaction to accelerate our mission to lead AM into mass production by having the best and most advanced metal manufacturing solution for mass production and unmatched dental position alongside Stratasys’ robust polymer offering and best-in-class operations and go-to-market infrastructure.

✓	Vote “FOR” the Stratasys rights plan extension proposal in order to protect your investment from opportunistic, coercive or otherwise onerous transactions. The Stratasys Rights Plan is intended to protect Stratasys and your investment from anyone seeking to gain control of, or acquire a significant interest in, Stratasys without acquiring all of the Company’s shares on the same terms, or paying a control premium. Without the Stratasys Rights Plan, coercive actions can be taken against you in the future – to the detriment of Stratasys’ public shareholders.

✓	Vote “FOR” the proposal to increase the number of Stratasys ordinary shares reserved for issuance under our 2022 share incentive plan to help us continue to attract, motivate and retain the best talent in the industry.

Help ensure Stratasys can continue executing our winning strategy by voting FOR all Stratasys Proposals to be considered at the Stratasys EGM, including the Merger-related proposal to enable the value-enhancing merger with Desktop Metal.

The Desktop Metal Transaction Will Enhance Value for Shareholders – Sell-Side Analysts Agree

○	“SSYS has made meaningful progress to re-position itself to take advantage of the opportunities in additive manufacturing. We believe DM’s additional key 3D printing capabilities, combined with SSYS’s strength in hardware, materials and software and broad go-to-market reach, will enable the combined company to address a wider set of opportunities in manufacturing. Reiterate Buy.”

-	Needham, James Ricchiuti, 5/25/23

○	“Stratasys is a leading manufacturer of polymer additive manufacturing equipment, with arguably the best distribution capability in the industry globally. Desktop Metal has developed and acquired metal additive manufacturing technology, which would complement Stratasys’ polymer portfolio.”

-	William Blair, Brian Drab, 5/25/23

○	“Combination creates clear industry leader across technologies and applications. The transformative combination is one of the most significant news events in the history of the additive manufacturing industry and makes a lot of sense, in our view.”

-	Craig-Hallum, Greg Palm, 5/25/23

Stratasys urges you to vote “FOR” each of the Company’s proposals at the Stratasys EGM.

Whether or not you attend the Meeting, your vote is important. We urge you to participate and vote, regardless of the number of ordinary shares you own.

VOTE TODAY to support Stratasys and enable the significant value creation opportunities of the Desktop Metal transaction.

Thank you for your support.

The Stratasys Board of Directors

For assistance voting your Stratasys ordinary shares, please contact our proxy solicitor:

Morrow Sodali LLC

509 Madison Avenue, 12th Floor

New York, NY 10022

Call toll-free (800) 662-5200 or (203) 658-9400

Email: SSYS@info.morrowsodali.com.

HELP ENSURE STRATASYS CAN CONTINUE TO BUILD ON ITS PROGRESS TO DELIVER OUTSIZED AND ENDURING SHAREHOLDER VALUE.

Visit http://www.NextGenerationAM.com/how-to-support-stratasys

For additional details on how to vote

Advisors

J.P. Morgan is acting as exclusive financial advisor to Stratasys, and Meitar Law Offices and Wachtell, Lipton, Rosen & Katz are serving as legal counsel.

About Stratasys

Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products, healthcare, fashion and education. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.

To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the Company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Forward-Looking Statements

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If the risks or uncertainties ever materialize or the assumptions prove incorrect, the actual results of Stratasys Ltd. and its consolidated subsidiaries (“Stratasys”) may differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements.

Such forward-looking statements include statements relating to the proposed transaction between Stratasys and Desktop Metal, Inc. (“Desktop Metal”), including statements regarding the benefits of the transaction and the anticipated timing of the transaction, and information regarding the businesses of Stratasys and Desktop Metal, including expectations regarding outlook and all underlying assumptions, Stratasys’ and Desktop Metal’s objectives, plans and strategies, information relating to operating trends in markets where Stratasys and Desktop Metal operate, statements that contain projections of results of operations or of financial condition and all other statements other than statements of historical fact that address activities, events or developments that Stratasys or Desktop Metal intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” and similar expressions. These forward-looking statements involve known and unknown risks and uncertainties, which may cause Stratasys’ or Desktop Metal’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to those factors and risks described in Item 3.D “Key Information - Risk Factors”, Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects” in Stratasys’ Annual Report on Form 20-F for the year ended December 31, 2022 and Part 1, Item 1A, “Risk Factors” in Desktop Metal’s Annual Report on Form 10-K for the year ended December 31, 2022, each filed with the Securities and Exchange Commission (the “SEC”), and in other filings by Stratasys and Desktop Metal with the SEC. These include, but are not limited to: factors relating to actions taken by or other developments involving Nano Dimension Ltd. (“Nano”), including any future unsolicited tender offer similar to its recently-expired partial tender offer for shares of Stratasys or Nano’s legal challenge to Stratasys’ shareholder rights plan, and actions taken by Stratasys or its shareholders with respect to such actions or developments; the ultimate outcome of the proposed transaction between Stratasys and Desktop Metal, including the possibility that Stratasys or Desktop Metal shareholders will reject the proposed transaction; the effect of the announcement of the proposed transaction on the ability of Stratasys and Desktop Metal to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; the timing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction (including any necessary shareholder approvals); other risks related to the completion of the proposed transaction and actions related thereto; changes in demand for Stratasys’ or Desktop Metal’s products and services; global market, political and economic conditions, and in the countries in which Stratasys and Desktop Metal operate in particular; government regulations and approvals; the extent of growth of the 3D printing market generally; the global macro-economic environment, including headwinds caused by inflation, rising interest rates, unfavorable currency exchange rates and potential recessionary conditions; the impact of shifts in prices or margins of the products that Stratasys or Desktop Metal sells or services Stratasys or Desktop Metal provides, including due to a shift towards lower margin products or services; the potential adverse impact that recent global interruptions and delays involving freight carriers and other third parties may have on Stratasys’ or Desktop Metal’s supply chain and distribution network and consequently, Stratasys’ or Desktop Metal’s ability to successfully sell both existing and newly-launched 3D printing products; litigation and regulatory proceedings, including any proceedings that may be instituted against Stratasys or Desktop Metal related to the proposed transaction; impacts of rapid technological change in the additive manufacturing industry, which requires Stratasys and Desktop Metal to continue to develop new products and innovations to meet constantly evolving customer demands and which could adversely affect market adoption of Stratasys’ or Desktop Metal’s products; and disruptions of Stratasys’ or Desktop Metal’s information technology systems.

These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form F-4 and joint proxy statement/prospectus that were filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here, and the list of factors presented in the registration statement on Form F-4, are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Stratasys’ and Desktop Metal’s respective periodic reports and other filings with the SEC, including the risk factors identified in Stratasys’ and Desktop Metal’s Annual Reports on Form 20-F and Form 10-K, respectively, and Stratasys’ Reports of Foreign Private Issuer on Form 6-K that published its results for the quarter and six months ended June 30, 2023, which it furnished to the SEC on August 9, 2023, and Desktop Metal’s most recent Quarterly Reports on Form 10-Q. The forward-looking statements included in this communication are made only as of the date hereof. Neither Stratasys nor Desktop Metal undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Additional Information

In connection with the proposed transaction, Stratasys filed with the SEC a registration statement on Form F-4 that includes a joint proxy statement of Stratasys and Desktop Metal that also constitutes a prospectus of Stratasys. The registration statement was declared effective by the SEC on August 25, 2023. Stratasys filed the definitive proxy statement/prospectus with the SEC on August 28, 2023. The definitive proxy statement/prospectus was mailed to shareholders of Stratasys and Desktop Metal on or around August 28, 2023. Each of Stratasys and Desktop Metal may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Stratasys or Desktop Metal may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders are able to obtain free copies of the registration statement and definitive joint proxy statement/prospectus and other documents containing important information about Stratasys, Desktop Metal and the proposed transaction through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by Stratasys are available free of charge on Stratasys’ website at https://investors.stratasys.com/sec-filings. Copies of the documents filed with the SEC by Desktop Metal are available free of charge on Desktop Metal’s website at https://ir.desktopmetal.com/sec-filings/all-sec-filings.

Participants in the Solicitation

Stratasys, Desktop Metal and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Stratasys, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Stratasys’ proxy statement for its 2023 Annual General Meeting of Shareholders, which was furnished to the SEC on July 12, 2023, and Stratasys’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the SEC on March 3, 2023. Information about the directors and executive officers of Desktop Metal, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Desktop Metal’s proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2023 and Desktop Metal’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 1, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Stratasys or Desktop Metal using the sources indicated above.

Use of Non-GAAP Financial Measures

This communication contains certain forward-looking non-GAAP measures, which are based on internal forecasts and represent management’s best judgment. Reconciliation of such measures to the most directly comparable GAAP financial measures cannot be furnished without unreasonable efforts due to inherent difficulty in forecasting the amount and timing of certain adjustments that are necessary for such reconciliations and which may significantly impact our GAAP results. In particular, sufficient information is not available to calculate certain adjustments that are required to prepare a forward-looking statement of revenue, margin and EBITDA in accordance with GAAP for fiscal years 2024 and beyond. Stratasys also believes that such reconciliations would also imply a degree of precision that would be confusing or inappropriate for these forward-looking measures, which are inherently uncertain. All revenue, margin, EBITDA and other P&L references are non-GAAP unless specified otherwise.

Investor Relations

Yonah Lloyd

CCO / VP Investor Relations

Yonah.Lloyd@stratasys.com

Morrow Sodali

SSYS@info.morrowsodali.com

(800) 662-5200

(203) 658-9400

U.S. Media

Ed Trissel / Joseph Sala / Kara Brickman

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

Israel Media
Erik Snider
Director, Global Public Relations
Erik.Snider@stratasys.com

Yael Arnon

Scherf Communications

yaela@scherfcom.com

+972527202703